3Exhibit 99.81

Source: PyroGenesis Canada Inc.
January 12, 2021 08:35 ET

PyroGenesis Announces the Implementation of a NCIB

MONTREAL, Jan. 12, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that it intends to implement a normal course issuer bid ("NCIB") through the facilities of the Toronto Stock Exchange ("TSX") or alternative trading systems.

Pursuant to the NCIB, PyroGenesis may purchase, from time to time, over a period of 12 months starting January 14th, 2021 and ending January 13th, 2022, up to 5,000,000 common shares (approx. 3.14% of its common shares issued and outstanding as of January 4th, 2021). As of January 4th, 2021, there were 159,145,992 common shares of PyroGenesis issued and outstanding. On any given day, during the NCIB, PyroGenesis may only purchase up to 83,342 common shares, which is equivalent to 25% of the Average Daily Trading Volume of 333,370 calculated based on the trading volumes on the TSX from November 20th, 2020 (being the first day PyroGenesis was listed on the TSX) to December 31st, 2020.

Purchases under the NCIB may commence as of January 14th, 2021 and will end on the earlier of: (i) January 13th, 2022; or (ii) the date on which the Company has purchased the maximum number of common shares to be acquired under the NCIB. All purchases made by the Company will be through Pollitt & Co. Inc. acting on behalf of the Company. The purchases will be made in accordance with the rules of the TSX, through the facilities of the TSX or through alternative trading systems. The actual number of common shares which will be purchased, and the timing of such purchases, will be determined by the Company, and the price which the Company will pay for the common shares will be the market price at the time of the purchase. The common shares purchased under the NCIB will be cancelled.

The Company's Board of Directors believes that the market price of the Company's common shares may from time to time not reflect the underlying value of the Company, specifically its growth opportunities, and that the proposed purchasing of its common shares is in the best interests of the Company and represents an appropriate use of corporate funds. It is expected that any purchases made by the Company could also enhance value and liquidity for its shareholders. Of note, this NCIB is further to a previous NCIB that the Company had implemented while trading under the TSXV. Under the previous NCIB, which started on November 1st, 2019 and ended on October 31st, 2020, 6,750,000 common shares were approved for purchase, of which 1,285,000 common shares were purchased. The weighted average price paid per common share purchased was 0.75$.

About PyroGenesis Canada Inc

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/